(As filed June 27, 2001)
                                                                File No. 70-8945

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post-Effective Amendment No. 4)
                                       to
                           APPLICATION OR DECLARATION
                                       ON
                                    FORM U-1
                                      under
                 The Public Utility Holding Company Act of 1935

                    ----------------------------------------

                               AMEREN CORPORATION
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

               (Name of company or companies filing this statement
                   and address of principal executive offices)

                    -----------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                    -----------------------------------------

                       Steven R. Sullivan, Vice President,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

                    -----------------------------------------

              The Commission is requested to mail signed copies of
                   all orders, notices and communications to:

     Ronald Gieseke, Esq.                    William T. Baker, Jr., Esq.
     Ameren Services Company                 Thelen Reid & Priest LLP
     1901 Chouteau Avenue                    40 West 57th Street
     St. Louis, Missouri 63103               New York, New York 10019-4097

     Post-Effective Amendment No. 3, as filed in this proceeding on May 21, 2001, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          -----------------------------------

     Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Ameren owns all of the issued and outstanding common stock of Union Electric Company ("AmerenUE") and Central Illinois Public Service Company ("AmerenCIPS"), each of which is an electric and gas utility company. Together, AmerenUE and AmerenCIPS provide retail and wholesale electric service to approximately 1.5 million customers and retail natural gas service to approximately 300,000 customers in a 24,500 square-mile area of Missouri and Illinois.

     By order dated December 30, 1997 in this proceeding (Holding Co. Act Release No. 26809) (the "Merger Order"), the Commission authorized Ameren to acquire AmerenUE and CIPSCO Incorporated, which was then the parent company of AmerenCIPS, to organize a service company subsidiary, and to issue and sell common stock pursuant to certain stock plans. In addition, the Commission authorized Ameren to retain the direct and indirect non-utility subsidiaries and investments of AmerenUE and CIPSCO Incorporated, subject to certain exceptions. Specifically, the Commission conditioned its approval for the transaction on the commitment of Ameren to reduce the voting interest or investment of Union Electric Development Corporation ("UEDC"), a subsidiary of Union Electric, of CIPSCO Investment Company ("CIPSCO Investment"), a subsidiary of CIPSCO Incorporated, and of CIPSCO Venture Company ("CIPSCO Venture"), an indirect subsidiary of CIPSCO Incorporated, in certain limited liability companies, which are described as follows:

     St. Louis Equity Funds & Housing Missouri, Inc. - At the time of the
     ----------------------------------------------
merger, UEDC had invested or committed to invest in varying percentages (not greater than 23%) in ten separate investment funds (called the "St. Louis Funds") that were formed to make investments, as a limited partner, in individual low income housing projects in the St. Louis area. These projects qualify for federal tax credits. Four of the ten St. Louis Funds in existence at the time of the merger were organized as limited liability companies; the other six are limited partnerships in which UEDC is a limited partner. In most cases, the St. Louis Fund is the sole limited partner in an individual project partnership. In every case, the general partner is an unaffiliated third party. The four St. Louis Funds that were formed as limited liability companies are so-called "manager-managed" limited liability companies, meaning that, subject to certain limitations, the manager has full, complete and exclusive discretion in the management and control of the business and affairs of the fund. The manager is a not-for-profit company that is not in any way affiliated with Ameren.

     Effingham Development Building II Limited Liability Company - CIPSCO
     -----------------------------------------------------------
Venture holds a 40% membership interest in this entity, which owns a 267,000 square foot manufacturing facility located in the Effingham Industrial Park that


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


is leased to an industrial customer. This investment was intended to promote industrial development within AmerenCIPS' service territory. Agracel Inc., an unaffiliated third party, is the managing member.

     Mattoon Enterprise Park, LLC - CIPSCO Venture owns a 20% interest in this
     ----------------------------
limited liability company, which purchased 231 acres of farmland that was used in the development of an industrial park within the boundaries of the City of Mattoon. As was the case with the Effingham Industrial Park, this investment was made to promote industrial development activity in AmerenCIPS' service territory in order to, among other things, increase industrial load. CIPSCO Venture also owns a one-third interest in a limited liability company, MACC, LLC, which
                                                          ---------
purchased land from Mattoon Enterprise Park, LLC and developed an industrial facility for lease to two industrial tenants in the park as part of an industrial development project. (This transaction closed subsequent to the date of the Merger Order). Agracel Inc. is the managing member of both entities.

     Ameren's aggregate investment in all of these limited liability companies is approximately $1.9 million, or less than .02% of Ameren's consolidated assets as of December 31, 2000.

     Under Section 9(c)(3) of the Act, the Commission has authorized registered holding companies to acquire or retain the securities of companies organized to engage in local economic development activities.1 The Commission has interpreted Section 9(c)(3) of the Act as preventing the creation of an "affiliate" relationship between a registered holding company and any such entity. Rule 40(a)(5), which exempts acquisitions of this type, is by its terms inapplicable if the acquiring company would become an "affiliate" (i.e., owner of 5% of more of the voting securities) of the issuer.

     Likewise, the Commission has authorized registered holding companies to acquire or retain interests in low income housing properties that qualify for federal tax credits. Recently, in Exelon Corporation, Holding Co. Act Release
                                  ------------------
No. 27256 (Oct. 19, 2000), the Commission articulated that such interests are retainable if they are "passive," are made for the purpose of obtaining the tax credits, and are "self-liquidating," i.e., the assets wind down as the tax
                                     ----
credits expire. Ameren's investments in low-income housing properties all meet the standards articulated in Exelon Corporation.
                             ------------------

     In the Merger Order, the Commission indicated that membership interests in a limited liability company may be considered "voting securities."2 Accordingly, because Ameren's membership interest in each of the limited liability companies that are named above exceeds 5%, the Commission conditioned its approval of the merger upon Ameren's commitment to reduce its membership


------------------------
1    See e.g., cases cited in footnotes 11 and 12 of Appendix A to the Merger
     --------
     Order.

2    Merger Order, Appendix A, n. 17.


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


interest in each company to below 5% within three years of the date of the Commission's order.

     By supplemental order dated December 13, 2000 (Holding Co. Act Release No. 27299), the Commission granted Ameren an extension until June 30, 2001 to comply with its commitment to sell down its limited liability company interests. For the reasons set forth below, Ameren is now requesting that the Commission relieve Ameren of its commitment to sell down these limited liability company interests and make further findings permitting Ameren to retain these interests indefinitely.

     Since the date of the Merger Order, the Commission has, in at least two cases, permitted new registered holding companies to retain membership interests greater than 5% in limited liability companies formed to develop, own and operate low-income housing projects.3 In each case, the limited liability companies were managed by an unaffiliated manager, and the role of the registered holding company affiliate was "passive." Moreover, in an order dated June 11, 2001, the Commission authorized a registered holding company to acquire membership interests in limited liability companies formed to invest in tax-credit low income housing projects, where the managing member is an unaffiliated third party and the rights of the non-managing members are equivalent to those of a limited partner in a limited partnership.4

     As in these previous cases, each of the limited liability companies in which Ameren has an indirect interest is managed by a third-party manager that has full authority and discretion in the management and control of the business of each of the entities. Ameren's rights as a non-managing member in each of the limited liability companies are substantially the same as its rights as a limited partner in the other investment vehicles organized as limited partnerships that it was authorized to retain.

     For the foregoing reasons, the Commission is requested to issue a further supplemental order before June 30, 2001, permitting Ameren to retain its indirect interest in each of the above-described limited liability companies.


------------------------
3    See NiSource Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000), and
     --- -------------
     CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000). CP&L
     -----------------
     Energy (now Progress Energy) indirectly holds membership interests in about 20 low-income housing ventures organized as limited liability companies. In most cases, it holds a 99% interest as the sole non-managing member. Likewise, CP&L Energy was authorized to retain membership interests of 49% and 33-1/3% in two limited liability companies that were organized to build and lease or sell buildings in industrial parks as part of its economic development activities.

4    See Alliant Energy Corporation, et al., Holding Co. Act Release No. 27418.
     --- ---------------------------------


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


ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          ------------------------------

     The fees, commissions and expenses paid or incurred in connection with this Post-Effective Amendment are estimated at not more than $5,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
          -------------------------------

     Section 9(c)(3) of the Act is applicable to the proposed transaction.

     The proposal contained herein is also subject to Rule 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiary of a registered holding company that is an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") in determining whether to approve other proposals if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Ameren's "aggregate investment" in EWGs is approximately $262,500,000, or approximately 16.5% of Ameren's average "consolidated retained earnings" for the four quarters ended March 31, 2001. Ameren does not currently hold an interest in any FUCO.

     Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Ameren will submit a copy of each Application/Declaration relating to EWGs and FUCOs and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


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


ITEM 4.   REGULATORY APPROVAL
          -------------------

     No state commission and no federal commission, other than this Commission, has jurisdiction over the matters contained herein.

ITEM 5.   PROCEDURE
          ---------

     Ameren requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Ameren hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order, unless such Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

     The following additional exhibit is included with this filing:

     F    -    Opinion of Counsel.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Post-Effective Amendment filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                        AMEREN CORPORATION


                                        By: /s/ Steven R. Sullivan
                                                ------------------
                                        Name:   Steven R. Sullivan
                                        Title:  Vice President, General Counsel
                                                and Secretary

Date:  June 27, 2001


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